SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


                        01 December, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Response to OFTEL announcement made on 07 November 2003
             2.  Blocklisting Interim Review announcement made on
                 13 November 2003
             3. BT sets 100 pc Broadband goal announcement made on 17 November 2003
             4.  Issue of Debt announcement made on 17 November 2003
             5.  Director Shareholding announcement made on 17 November 2003
             6.  Executive Appointment announcement made on 17 November 2003
             7. Purchase of Own Securities announcement made on 17 November 2003
             8.  Director Shareholding announcement made on 17 November 2003
             9.  Issue of Debt announcement made on 17 November 2003
            10.  Director Shareholding announcement made on 18 November 2003
            11.  Children in Need launch announcement made on 20 November 2003

Enclosure No. 1



                                November 7, 2003


 BT SAYS OFTEL'S DECISION IS ILL-CONCEIVED AND SPELLS MORE CONFUSION FOR PHONE
                                   CUSTOMERS


BT today strongly criticised Oftel's decision to stop it calling customers who switch phone companies as an ill-conceived move that will cause widespread confusion for customers.

It could also open the floodgates for 'slamming', where customers are switched without their knowledge or consent.

BT believes there will be no benefit to customers as a result of this decision.

Pierre Danon, chief executive of BT Retail, said: "This decision makes no sense for the customer. The current system for transferring customers between companies was designed with Oftel and as recently as July they were not minded to change it. Now they have taken a decision to dismantle it without proper consultation with the industry.

"Phone customers are only just getting over the confusion caused by Oftel's handling of the 192 switch-off. Now they will be getting more of the same. This will break an important link with our customers, which will not be in their best interest or ours. Personal calls are crucial in ensuring each party is clear on what is happening and they help customers make informed decisions about switching to another company. We will not be able to call a customer until they have left and they may not be clear which services have been terminated. The potential for confusion is huge."

Danon added: "Only a matter of days after Oftel voiced publicly their concern at the growth of mis-selling in the telco industry, they make a decision which will make it easier for any unscrupulous operators to persuade consumers or businesses to switch under false pretences, or even to switch them without their knowledge. Oftel should be concentrating on achieving greater discipline within the industry rather than removing an important means of customer protection.

"The potential impact on customers cannot be overestimated."

BT has already seen a sharp increase in the number of Unfair Trading complaints received from its customers. Customer complaints to BT about competitors signing them up to their schemes are increasing and currently running at more than 5,000 a month.

Amongst BT customers' complaints are allegations of their being approached at home or on the high street with false but convincing claims by unscrupulous competitors that they are "part of BT" or "doing a deal with BT for cheaper calls".

In some circumstances some customers have found themselves signed up under false pretences without consent. Others have felt sufficiently pressured to sign "for information" as the only way to escape a persistent salesperson. As a result of this and related practices many customers have claimed to know nothing about a switch in their phone provider when BT has made contact with them.

Customers have also complained of being offered cheaper calls that never materialised.

Danon added: "Follow-up calls to customers are an important safeguard to protect the customer. It means they are able to verify exactly what they think they have agreed to switch. Take these calls away and the rise in complaints about mis-selling could become a flood.

"BT has always found innovative and creative ways to satisfy our customers and we will continue to do so, despite not having the benefit of a level playing field."

BT plans to appeal against Oftel's decision.


For more information please contact:

Jon Carter, BT Retail Press Office; 0207 356 4523

Mike Jarvis, BT Retail Press Office; 0207 356 6045



NOTES TO EDITORS:

BT Group

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

  - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

  - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.

There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m.

For more information, visit www.bt.com


End

Enclosure No. 2


                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company: BT Group plc


2. Name of scheme:

a. BT Group executive option plans

b. BT Group employee savings related share schemes

3. Period of return:

From:          01 April 2003

To: 30 September 2003

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

a. 23,210,689

b. 2,370,191

5. Number of shares issued/allotted
under scheme during period

a. nil

b. nil

6. Balance under scheme not yet issued/allotted at end of period

a. 23,210,689

b. 2,370,191


7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

a. 23,953,179 Ordinary Shares of 5p each listed between 19/12/01 and 22/03/02

b. 2,443,299 Ordinary Shares of 5p each listed between 05/02/02 and 11/02/02.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

8,670,849,554

Contact for queries:

Name: Maria Reeves

Address: pp A9D, BT Centre, 81 Newgate St, EC1A 7AJ


Telephone: 020 7356 5266

Date of Notification: 13 November 2003

End

Enclosure No. 3

NR 4503   November 17, 2003


                     BT SETS GOAL OF 100 PER CENT BROADBAND

                     Sets triggers for 2,300 more exchanges

       Call for public sector involvement to help speed exchange upgrades


BT today declared that 100 per cent broadband coverage of every UK community is achievable by 2005 if industry and government pull together. This would put the UK in a position to lead the world.

BT currently makes mass market broadband available to more than 80 per cent of households - more houses than are connected to mains gas - and the company is set to upgrade exchanges serving 90 per cent during next year. That achievement already puts the UK at the leading edge of G7 economies.

Today BT announced that it was extending its demand registration scheme for ADSL broadband by setting triggers for a further 2,300 exchanges, serving two million homes and businesses. The scheme drives BT's roll out programme by matching supply to demand: BT sets trigger levels for communities to aim for and upgrades the exchange when registrations for demand hit the trigger. Today's development means 32 exchanges will be upgraded immediately.

Ben Verwaayen, BT Group chief executive, said: "BT's registration scheme has been a world-leading success in focusing new investment where there is demand. We have clear momentum and this, together with our latest understanding of technology and costs and the growing enthusiasm for regional partnerships, means we can take a new approach to broadband investment. We are now in a position to extend trigger levels into the furthest parts of the UK.

"When all these exchanges are enabled more than 991 per cent of UK homes and businesses would be connected to broadband exchanges.

"There's no doubt however that many of these trigger levels are very challenging to hit. In some areas, market stimulation alone will not be sufficient to deliver broadband. We are critically dependent on public partnerships to stimulate demand and to intervene with support to get the exchanges enabled early and even to help reduce the triggers. This will be essential to deliver the benefits of broadband to every community.

"We are enormously encouraged by initiatives already under way to achieve 100 per cent availability at a local, regional or country level."

Today's announcement still leaves 600 of the very smallest exchanges without a trigger level, each serving fewer than 300 customers. Ten of these serve fewer than ten customers each. These areas, serving around 100,000 households, will also require different partnership investment approaches to receive broadband. There is then the issue of how to address the small percentage of people who live in already enabled areas but who are currently unable to get DSL broadband.

BT is currently trialling encouraging new wireless solutions and is working to extend the physical reach of DSL from enabled exchanges.

Ben Verwaayen said: "One hundred per cent broadband availability must be the goal because of business demand for ICT, the imperative to share knowledge and information quickly and the need to create a genuine knowledge economy.

"The important message is that we ask ourselves 'How can we do this?' and not ' Why should we do this?'. Setting out this clear and achievable goal for the industry will energise the market to the benefit of everyone. Our industry, along with government at all levels, has a huge role to play to accelerate broadband availability, demand and take-up. Working together we can roll out broadband to 100% of communities by 2005.

"This would put the UK at the head of the pack with all that means for our economic success.

"Our announcement today creates great opportunities to extend the regional and local partnership models already demonstrated to such effect in Cornwall, Caerphilly and in our ground breaking approach with THUS and Highlands and Islands Enterprise. Government plans to aggregate public sector demand in rural areas and as a major purchaser of broadband for schools, hospitals and all public services, will play a key role.

"Setting triggers does not by itself deliver broadband, and we should all be impatient to speed the process up. Partnerships will do this and ensure that the UK leads the world's large economies in becoming 100% broadband-enabled with rapid take-up of broadband by citizens and business."



Note to editors: Demand registration triggers for the 2,300 exchanges have been set by estimating the total cost of rollout to these exchanges and applying a weighted average cost linked to the number of lines connected to the individual exchange to calculate the trigger levels. Triggers will range from 100 to 500. The new approach also acknowledges changes in the cost of equipment supply and has enabled triggers for these exchanges to be lower than would previously have been the case.

1 Average penetration of broadband on an enabled exchange is approximately 96%.

For information about broadband and availability go to www.bt.com/broadband

For information about partnerships go to www.bt.com/broadband-partnerships

                        -------------------------------


  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:
                           www.btplc.com/mediacentre

End

Enclosure No. 4



                                     Press Release

BT to monetise its interest in LG Telecom through an issue of exchangeable bonds


London, November 17th, 2003 - BT Group plc ("BT") announces today that it is issuing bonds (the "Exchangeable Bonds") exchangeable into its 16.6% stake in LG Telecom ("LGT"). Proceeds from the offering of approximately US$168-176 million (GBP100-105m) will be used for general corporate purposes.


The Exchangeable Bonds will rank pari passu with the senior indebtedness of BT, will be denominated in US dollars and will mature in December 2008. The Exchangeable Bonds will pay a coupon of approximately 1.0-1.5% per annum, and will be exchangeable into 45,992,408 shares in LGT at a premium of approximately 15-20% to LGT's current share price.


The final terms of the Exchangeable Bonds will be announced at the conclusion of the bookbuilding process launched this morning. Bookbuilding is expected to conclude tomorrow but may finish earlier.


BT has previously identified its interest in LGT as non-core, and this offering forms part of BT's non-core asset disposal programme. Today's issue will enable BT potentially to dispose of its stake in LGT at a price in excess of the current share price if the share price appreciates during the life of the Exchangeable Bond.


LGT is a leading Korean provider of wireless telecommunications services. It is listed on KOSDAQ and has a market capitalisation of KRW 1,044bn (GBP523m).


Application has been made to list the Exchangeable Bonds on the Luxembourg Stock Exchange. Prior to such listing, an offering circular will be published in order to meet the listing requirements.


Lehman Brothers International (Europe) and Deutsche Bank AG London are Joint Bookrunners to the Exchangeable Bond issue.


About BT


BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.


In the year ended 31 March 2003, BT's turnover was GBP18,727 million, with profit before taxation of GBP1,829 million.


Disclaimer


This is not an offer of securities. The securities will not be offered for sale in the United States, Canada or Japan. The Bonds and the Shares are not being registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from registration. BT does not intend to register the securities under the Securities Act.


In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 or article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Exchangeable Bonds referred to in this announcement will be issued only to such persons.


Stabilisation / FSA.

End

Enclosure No. 5

                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2. Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited (as Trustee of the BT Group Employee Share Investment Plan).

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 69 shares at 181p per share.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

181p

13. Date of transaction

14 November 2003

14)     Date Company informed

14 November 2003

15)     Total holding following this notification

Paul Reynolds:

1. 46,546 ordinary shares - personal holding;

    2. 151,407 ordinary shares under BT Incentive Share Plan - contingent award;

    3. 154,013 shares under BT Group Deferred Bonus Plan;

 4. 11,824 shares under BT Executive Share Plan - contingent award;
 5. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
 6. Options over 1,457,124 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has a technical interest, as at 14 October 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 60,194 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

 24)     Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 17 November 2003

End

Enclosure No. 6


                                                              November 17, 2003


                            TELEWEST CHIEF JOINS BT


One of the cable industry's top players is to join BT as group managing director of its consumer and ventures division.

Gavin Patterson currently controls the largest part of Telewest's business as managing director of its GBP950 million-turnover consumer division. He will fill the vacancy left by the departure of Angus Porter from BT to the Abbey a few months ago. Patterson, aged 36, will start in his new role on January 12.

As group managing director of BT's consumer and ventures division, Patterson will be in charge of defending the company's fixed-line business in an increasingly competitive marketplace and driving up sales of BT Broadband and mobile services. He will also be responsible for setting the direction for BT's new ventures that aim to generate additional revenue streams, including BT Home Computing, BT Home Communications and BT Click&Buy.

Patterson will report to BT Retail CEO and plc director Pierre Danon and will become a member of BT's management council. He has spent the past four years with Telewest, first as marketing director of the company's telephone and internet services, moving to become commercial director before taking up his current post last year.

Prior to Telewest, Patterson worked for Procter and Gamble for nine years, starting in brand management and rising to become European marketing director for the company's third largest brand, Pantene. Patterson holds two masters degrees in chemical engineering from Cambridge University.

Pierre Danon said: "We are delighted to welcome Gavin to our leadership team. This is a crucial appointment for BT, as we are keen to maintain and build on our success in competing aggressively in the fixed-line market, growing BT Broadband numbers and developing our new ventures into strong and profitable businesses. Gavin has the ability, experience and impressive track-record to deliver a strong performance from a division which is an important contributor to the overall success of BT."


Patterson said: "This is fantastic opportunity in a market that is more competitive than ever. I am relishing the prospect of working for such a great brand that is moving swiftly to achieve greater success with its traditional services as well as new-wave areas that help customers get the most from broadband and other exciting technology.''

                                    - ends -

         For interviews, photos or further information, please contact:

                     Michael Jarvis          020 7356 6045

                     Jon Carter               020 7356 4523

About BT

BT Group plc is the listed holding company for an integrated group of businesses providing voice, data and video services in the UK and elsewhere in Europe. British Telecommunications plc, a wholly-owned subsidiary of BT Group, holds virtually all businesses and assets of the BT group.

BT is one of Europe's leading providers of telecommunications services. Its principal activities include local, national and international telecommunications services, higher-value broadband and internet products and services, and IT solutions. In the UK, BT serves over 20 million business and residential customers with more than 29 million exchange lines, as well as providing network services to other licensed operators.

BT consists principally of three lines of business:

  - BT Retail, serving businesses and residential customers and including BT Openworld, one of the UK's leading ISPs.

  - BT Wholesale, providing network services and solutions within the UK, including ADSL, conveyance, transit, bulk delivery of private circuits, frame relay and ISDN connections.

  - BT Global Services, BT's managed services and solutions provider, serving multi-site organisations worldwide. Its core target market is the top 10,000 global multi-site organisations with European operations.



There are a number of other businesses within the BT group, including BT Exact, an internationally renowned centre of excellence in IT and networking technologies. It is also BT's technology and research and development business.

In the year ended 31 March 2003, BT's turnover was GBP18,727m. with profit before taxation of GBP1,829m.

For more information, visit www.bt.com


End

Enclosure No. 7

Monday, 17 November 2003

                                  BT GROUP PLC

                             PURCHASE OF OWN SHARES


BT Group plc announces that it has today purchased for cancellation through Merrill Lynch International 2,250,000 ordinary shares at an average price of
177.62 pence per share.

End

Enclosure No. 8


                                  SCHEDULE 11


          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)     Name of company

BT Group plc

 2. Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single company PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 39,584 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

14 November 2003

14)     Date Company informed

17 November 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following details (17 - 22)

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

No change

23)     Any additional information

The above named Directors have technical interests, as at 17 November 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 99,778 Ordinary Shares held by the Trustee, Halifax Corporate Trustees Limited;
  - A technical interest, together with all employees of BT Group plc in 30,495,650 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

24)     Name of contact and telephone number for queries

John Challis 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 17 November 2003

End

Enclosure No. 9

                            Press Release

BT prices its issue of bonds exchangeable into LG Telecom shares

London, November 17th, 2003 - BT Group plc ("BT") announces that it has finalised the terms of its offering, announced this morning, of bonds exchangeable into BT's shares in LG Telecom ("LGT").

After a successful bookbuilding exercise, which was heavily oversubscribed, the bonds have been priced and fully allocated to institutional investors. They will pay a coupon of 0.75% per annum, significantly lower than the indicated range, and they will be convertible into LGT shares at a premium of 17.5% to LGT's current share price. Proceeds from the offering will be US$172m (GBP102m).

Lehman Brothers International (Europe) and Deutsche Bank AG London are Joint Bookrunners to the Exchangeable Bond issue.


Disclaimer

This is not an offer of securities. The securities will not be offered for sale in the United States, Canada or Japan. The Bonds and the Shares are not being registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to or for the account or benefit of US persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from registration. BT does not intend to register the securities under the Securities Act.

In the United Kingdom, this announcement is directed exclusively at persons who fall within article 19 or article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001. The Exchangeable Bonds referred to in this announcement will be issued only to such persons.

Stabilisation / FSA.


End

Enclosure No. 10

                                 SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

 2. Name of Director

Sir Anthony Greener

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Purchase of shares by spouse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Greenwood Nominees

 5. Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary purchase of shares

7)     Number of shares/amount of stock acquired:

25,000

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

179.75p

13. Date of transaction

17 November 2003

14)     Date Company informed

18 November 2003

15)     Total holding following this notification

Sir Anthony Greener and Lady Greener:

36,167 ordinary shares of 5p each

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

n/a

 24)     Name of contact and telephone number for queries

John Challis, 020 7356 4086

25) Name of signature or authorised company official responsible for making this notification

John Challis

Date of Notification: 18 November 2003

End

Enclosure No. 11

                                                            20 November 2003

                 S-CLUB 8 & PUDSEY'S "CALL" TO MAKE THIS YEAR'S

                         BBC CHILDREN IN NEED A WINNER!


Today S-Club 8 is officially launching the BBC Children in Need donation line, 0845 733 2233, ready for another night of fundraising on Friday November 21, 2003. The band will join Pudsey at the top of BT Tower to call for everyone's support in raising as much cash as possible.

This year, as always BT, will be providing the telephony, network management and call centres for the appeal, including BT Tower. Call centre operatives will be joined by celebrities such as teen band Busted and Nicki Chapman, who will be helping to take calls. BT is also providing an online donation service - via www.bbc.co.uk/pudsey - so it could not be easier to make a pledge.

Calvin from S-Club 8 explains: "Every penny donated to BBC Children in Need goes towards helping thousands of children across the UK. Please make a donation and who knows, if you get through to the BT Tower during BBC Children in Need, you might end up speaking to a celebrity!"

BT expects to handle more than 200,000 calls on the night. A total of 60 call centres across the UK will be involved in the telethon with 3,000 lines in action.

Beth Courtier, Head of charity programmes at BT said: "It's great to see so many organisations come together to make BBC Children in Need so successful. BT would like to thank all the hundreds of volunteers across the UK who give up their time to take calls, helping us to raise as much cash as possible. They're doing their bit, make sure you do yours, call 0845 733 22 33 today."

Last year over GBP26 million was raised for BBC Children in Need and every penny donated went towards helping children and young people in the UK. The charity spent GBP15m for children experiencing poverty, deprivation or homelessness; GBP5m for children suffering from illness, abuse, distress or neglect; GBP5m for children with mental or physical disabilities; and more than GBP1m for children with behavioural and psychological disorders.

                                      ENDS

   For more information please contact James Wright (07747 106 900) or Justin McKeown (0771 554 5973) on T.0870 606 0960 or Email jamesw@sinclairmason.com

Notes to Editor

1. S Club 8

S Club 8 will be performing on Friday November 21 for BBC Children in Need at a concert, which features other acts including Holly Valance, Cheeky Girls and Konnie Huq. The concert begins at 7pm and ends at 10pm and takes place Weymouth Pavilion Theatre car park, The Esplanade, Weymouth, Dorset.

2. BT & BBC Children in Need 2003

BT has been an active supporter of BBC Children in Need since the early 1980s by providing the telephone network management and call centres to help raise money for disadvantaged children and young people. This year, BT will once again be providing the telephone network management for this year's Appeal and will be operating five call centres on the night in: Cardiff, Colwyn Bay, Lincoln, Stoke and BT Tower.

3. BT online donation service for BBC Children in Need

This year BT are also providing a fully automated electronic payments service for BBC Children in Need 2003 to enable online donations for this year's fundraising event. Based on BT Card Payments, this online service is fully integrated with the Appeal website allowing people to make fast and secure donations via the internet and help Pudsey Bear in his quest to top the GBP26 million raised last year. To make an online donation visit www.bbc.co.uk/pudsey

4. BBC Children in Need registered charity 802052

BBC Children in Need helps disadvantaged children and young people in the UK, including those who experience bereavement, homelessness, neglect, abuse and poverty as well as those with disabilities, terminal illness and addiction.

5. How much did the 2002 Appeal raise altogether?
The final total for the 2002 Appeal came to a massive GBP26m. (This includes the amounts raised on the night, and also the money sent in later by people who raised funds.)

6. History of BBC Children in Need

  - BBC Children in Need has been around longer than you might think. This year sees the 24th annual TV show, but Children in Need has been helping the nations' kids since the twenties. It started life as a 5-minute radio appeal on Christmas Day 1927, which raised GBP1,143 (about
    GBP27,150 in today's money).
  - When it first appeared on TV in 1955, with a helping hand from Sooty, it was still a Christmas appeal, and it remained a central part of the festive schedule for the next 25 years.

  - The first telethon appeal appeared on the nation's screens in 1980. Hosted by Terry Wogan, Esther Rantzen and Sue Cook, it captured the public's imagination, and for the first time the amount raised soared to over GBP1 million.

  - Ever since then, there's been a star-studded telethon appeal every year, and so far viewers have managed to raise a massive GBP325 million for disadvantaged children throughout the UK. The charity has gone from strength to strength, and last year alone distributed almost 2,000 grants to a multitude of projects around the UK that help make a positive difference to the lives of disadvantaged children throughout the UK.

7. Who Do You Help?

BBC Children in Need welcomes applications from properly constituted non-profit organisations. The children helped are aged 18 years and under, and live in the United Kingdom. You should only apply for a grant if it will benefit children who are disadvantaged by:

  - mental, physical or sensory disabilities
  - behavioural or psychological problems
  - living in poverty or situations of deprivation
  - illness, distress, abuse or neglect

Every penny donated to BBC Children in Need is used to make a difference to children and young people's lives. All administrative costs are paid for from the interest accumulated on the money raised by the public.


End


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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary. Head of Shareholder Services


Date 01 December 2003